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March 31, 2008

VIA EDGAR

Ms. Jessica Barberich
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	AIS Futures Fund IV LP (the “Registrant”) – Form 10

Dear Ms. Barberich:

We thank you for your previous comments relating to the Registrant’s Form 10 filed on April 30, 2007, Amendment No. 1 to Form 10 filed on June 27, 2007 and Amendment No. 2 to Form 10 filed on October 31, 2007.

We have revised the Statement of Operations of the Registrant, and the accompanying notes, to address your previous comments concerning SAB Topic 4F.

Very truly yours,
/s/ Nathan A. Howell

cc:           John Hummel
James Biery
Lauren Wolf

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